Exhibit 99.1
News Release
www.srtelecom.com
For more information:

David Adams (Senior Vice-President, Finance and CFO)	Scott Lawrence (Maison Brison)
(514) 335-4035	(514) 731-0000
* scott@maisonbrison.com

SR Telecom Receives New Orders for symmetry
Telecom Fiji selects WiMAX-ready system for ongoing network expansion

MONTREAL, December 21, 2004 — SR TelecomTM Inc. (TSX: SRX; Nasdaq: SRXA) announced today that its symmetry™ Broadband Fixed Wireless Access system has been chosen by Telecom Fiji Limited, the national telecommunications service provider in Fiji, as part of a commercial initiative to bring voice and broadband data access services to certain areas of the country.

This marks the second series of orders that SR Telecom has received for its products from Telecom Fiji this year. It is also the second contract win for symmetry, which was launched in early November. symmetry is the industry’s first OFDMA-based WiMAX-ready platform, which offers carriers a broadband wireless solution they can immediately deploy and that will allow them to enhance their service offerings in step with evolving WiMAX standards.

Deliveries of symmetry are scheduled to commence immediately.

"Our relationship with Telecom Fiji continues to grow, and we are proud to be able to contribute to the country’s telecommunications access initiative," said Pierre St-Arnaud, SR Telecom’s President and Chief Executive Officer. "We are also very pleased by how quickly our newly-launched symmetry system is being embraced by service providers throughout the world. It is a solution that is significantly enhancing our position as a leader in the BWA market space."

About symmetry
symmetry is the only WiMAX-ready Broadband Wireless Access solution currently on the market that combines the most advanced modulation (OFDMA) with the key WiMAX technologies outlined in the latest draft of the 802.16e standard (including diversity, ARQ and space-time coding) to deliver carrier-class voice and broadband data services. symmetry today delivers on the promise of WiMAX by providing best-in-class spectral efficiency and the highest NLOS range available and provides SME-class service and reliability at price points suitable for residential business cases in addition to SME and SOHO applications — a first in the industry for NLOS equipment. The symmetry solution also includes an extensive suite of network management tools to optimize deployability and operability.

About Telecom Fiji
Telecom Fiji Limited is the national telecommunications access provider in Fiji. It offers a comprehensive range of telecommunications products and services for both residential and business customers. For more information, please visit their web site (www.telecom.com.fj).

About SR Telecom
SR TELECOM (TSX: SRX, Nasdaq: SRXA) designs, manufactures and deploys versatile, Broadband Fixed Wireless Access solutions. For over two decades, carriers have used SR Telecom's products to provide field-proven data and carrier-class voice services to end-users in both urban and remote areas around the globe. SR Telecom’s products have been deployed in over 130 countries, connecting nearly two million people.

A pioneer in the industry, SR Telecom works intimately with carriers to ensure that its broadband wireless access solutions directly respond to evolving customer needs. Its turnkey solutions include equipment, network planning, project management, installation and maintenance.

SR Telecom is a principal member of WiMAX Forum, a cooperative industry initiative which promotes the deployment of broadband wireless access networks by using a global standard and certifying interoperability of products and technologies.

SR Telecom Inc. 8150 Trans-Canada Hwy., Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783
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Forward-Looking Statements
Except for historical information provided herein, this press release may contain information and statements of a forward-looking nature concerning the future performance of the Company. These statements are based on suppositions and uncertainties as well as on management's best possible evaluation of future events. Such factors may include, without excluding other considerations, fluctuations in quarterly results, evolution in customer demand for the Company's products and services, the impact of price pressures exerted by competitors, and general market trends or economic changes. As a result, readers are advised that actual results may differ from expected results.

SR TELECOM and SYMMETRY are trademarks of SR Telecom Inc. All rights reserved 2004. All other trademarks are property of their owners.

SR Telecom Inc. 8150 Trans-Canada Hwy., Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783
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